

Mailstop 3233

December 29, 2015

Via E-mail
Jeffrey S. Edison
Chairman of the Board and Chief Executive Officer
Phillips Edison Grocery Center REIT I, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

> **Re:** **Phillips Edison Grocery Center REIT I, Inc.**
> **Form 10-K**
> **Filed March 9, 2015**
> **File No. 000-54691**

Dear Mr. Edison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. On your cover page you disclose the "aggregate market value" of your common stock as of June 30, 2014. In future Exchange Act periodic reports, please revise to reframe this value in a different manner since there is no market for your common stock. To the extent you disclose an aggregate value for the company, please clearly disclose the basis for the per share value used.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Leasing Activity, page 37

2.   We note that leases representing 7.5% of your annualized effective rent are expiring in 2015, and leases representing 10.0% of your annualized effective rent are expiring in 2016. In future Exchange Act periodic reports, please include a discussion of the relationship of market rents and expiring rents.

Distributions, page 44

3.   We note the risk factor on page 5 regarding your distributions and cash flow from operations. In future Exchange Act periodic reports, please revise to show the relationship of the total distributions paid, including any amounts reinvested through the DRIP, and earnings. To the extent there is any shortfall in either cash flow from operations or earnings, please further revise to specify the percentage coverage in a risk factor and separately quantify the source of any shortfall.

Form 8-K filed August 25, 2015

4.   We note that KPMG applied a portfolio premium consisting of a 75 basis point adjustment to the stabilized capitalization rate in its analysis. In future Exchange Act periodic reports, please include the impact of the portfolio premium as a line item in the table calculating Estimated Value Per Share.

5.   In future Exchange Act periodic reports, please provide more specific disclosure on the key assumptions used in the calculation of the estimated fair value of your portfolio, including capitalization rates, discount rates, and periods covered.

Definitive Proxy Statement on Schedule 14A

6.   We note that you reimbursed ARC and PE-NTR $12.3 million during the years ended December 31, 2010, 2011, 2012, 2013, and 2014, and that included in the amount of reimbursements allocated to personnel costs of PE-NTR was $1.6 million for a portion of the compensation of Jeffrey S. Edison, $125,784 for a portion of the compensation of Richard J. Smith from February 2010 until June 2013, and $33,600 for a portion of the compensation of Devin I. Murphy from June 2013 to the present. In future Exchange Act periodic reports, please disaggregate the amounts you have reimbursed your advisor each year for personnel costs and provide data for each year of the relevant period(s) separately. Please further break out the individual amounts reimbursed with respect to each named executive officer by year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or Jennifer Gowetski, Special Counsel, at (202) 551-3401 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities